

Fiscal Year 2009 Budget


Links to TVA's Strategic Plan
Strategic Dimensions
2009 Budget Initiatives
Customers
• Increase energy efficiency and demand response while maintaining reliability
People
• Emphasize safety, skills development and information technology systems
Financial
• Align with guiding financial principles
Assets
• Invest in assets, both existing and new, and reduce environmental footprint
Operations
• Implement initiatives to achieve top-quartile performance in all aspects of operations

The Strategic Plan establishes the overall high-level direction that will guide TVA in the future and provide a framework for decision-making. Specific actions to carry out the provisions of the Plan will be built into the annual Business Plans, Performance Plans, and Budgets.

 **FY 2009—What We See**

Continuing effects of the drought

Economic slowdown and energy efficiency contributing to flat energy demand

Major rise in fuel costs driving higher prices

Steady performance by fossil and nuclear plants

Continuing need for investment:

- Generation and transmission
- Clean air
- Energy efficiency and peak reduction initiatives
- IT Systems

Continuing to pay down debt on existing assets

Higher productivity from TVA workforce

These are our major planning assumptions for FY 2009

Demand



Projected Peak Demand Growth

Megawatts

Legend:
- +/-5%
- New Capacity
- EE&DR
- Peak - Interruptibles + Reserves
- TVA Owned
- Contracted PPAs (greater than 18 months)
- Peak
- Need without EE&DR Impacts



2009 Demand Growth

 -Assumed to be essentially flat to FY08

FY08-13 CAGR is substantially less than historical growth rate due to impact of Energy Efficiency and Demand Reduction programs of approximately 1,400 MW by 2012

2004-05 Peak Difference Drivers:

USEC – 400 MW

AEDC (Wind Tunnel) – 140 MW

These came back off from 2005-06 as they typically are not on during the peak at this amount.

Capacity Additions



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
MWs
Watts Bar Unit 2
Caledonia CT
Gleason CC Conversion
Nuclear Uprates
Lagoon Creek III CC
Brownsville CT
Southaven CC
Gleason
Marshall
Caledonia
Browns Ferry Unit 1
FY07
FY08
FY09
FY10
FY11
FY12
FY13

	FY07	FY08	FY09	FY10	FY11	FY12	FY13
Browns Ferry Unit 1	1,078	1,078	1,078	1,078	1,078	1,078	1,078
Caledonia	750	750	750	750	750	750	750
Marshall	608	608	608	608	608	608	608
Gleason	520	520	520	520	520	520	520
Southaven CC		813	813	813	813	813	813
Brownsville CT		474	474	474	474	474	474
Lagoon Creek III CC				540	540	540	540
Nuclear Uprates				160	527	527	527
Gleason CC Conversion						400	400
Caledonia CT							458
Watts Bar Unit 2							1,150



Difference between values on this page and p.27

     32,586 MW Net Peak Demand

    + 5,989 MW Reserves

    - 1,679 MW Interruptibles

       - 75 MW In-house/Voluntary Reductions

    36, 821 MW

Energy



2008 to 2009 Change in Sales

FY08 weather is unfavorable approximately 400 GWHs

2009 forecast flat to reflect economic uncertainty and potential price elasticity from significant fuel and purchased power price increases

FY08-13 CAGR is significantly less than historical growth due to impacts of Energy Efficiency and Demand Reduction programs

2004-05 difference due to:

USEC – 2,000 GWHs

Residential – 1,300 GWHs

2007-08 difference due to:

USEC – 2,000 GWHs

Bristol – 500 GWHs

ServerCorr/Nucor – 1,000 GWHs

Leap Day – 500 GWHs

Energy Supply and Sales Balance


FY 2009
Supply
Sales
Hydro
7.9 billion
kWh
4%
Gas
3.7 billion
kWh
Purchases 18.3
billion kWh
10%
Nuclear
53.3 billion kWh
29%
Coal
99.1 billion kWh
54%
=
Directly Served
Industries
34.7 billion kWh
19%
Transmission Losses
& Other
7.4 billion kWh
4%
Distributors
140.2 billion kWh
77%

Supply	**Change from 2008 Forecast**
Nuclear	4.8% ↑ Due to fewer planned outages
Coal	0.6% ↓ Due to changes is economic dispatch
Gas	151% ↑ Due to addition of Southaven
*Hydro	5.4% ↓
Purchases	14.3% ↓ Due to additional nuclear and Gas generation

*2009 based on drought continuing in FY09.

Significant changes from the 2008 energy supply are as follows:

Nuclear – Increases from 2008 forecast reflect fewer planned outage days (192 in FY08 to 104 in FY09).

Gas – Increase from 2008 forecast reflects Southaven acquisition.

Hydro – Decrease from 2008 forecast reflects full year drought.

Purchases – Decrease from 2008 forecast reflects impact of additional nuclear and gas generation.

Nuclear EAF on this page is different than Unit Capability Factor on slide 9, because UCF exclude coast down losses, startup losses, ambient losses, and losses due to grid disturbances. UCF will always be slightly higher.

Financial

 Financial Guiding Principles

Pay debt-like obligations before assets are fully depreciated

New capacity will support new debt

Operating and Maintenance costs are targeted to be top quartile

Paydown of Debt-Like Obligations



30,000
25,000
20,000
15,000
10,000
5,000
-
$ Millions
Bellefonte
Prepayments
Leases
Existing Debt
Operating Equity
2007
2012
2017
2022
2027
2032
2037
2042



Operations & Maintenance Expense



O&M Base
O&M Outage
O&M Projects
Reagents/Emission Allow.
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
FY04-09 CAGR 0.6%
(Base, Outage & Projects)
FY 2004 Actual
FY 2005 Actual
FY 2006 Actual
FY 2007 Actual
FY 2008 Forecast
FY 2009 Budget

Excludes EE&DR expenses

	FY 2004 Actual	FY 2005 Actual	FY 2006 Actual	FY 2007 Actual	FY 2008 Forecast	FY 2009 Budget	04-09 CAGR
O&M Base	1,919	1,934	1,970	1,999	1,868	1,897	-0.2%
O&M Outage	232	249	199	249	293	265	2.7%
O&M Projects	120	124	132	141	148	163	6.4%
Reagents/Emission Allow.	30	33	37	21	46	131	34.3%
EE&DR	-	-	-	-	23	99	N/A
Total O&M	**2,300**	**2,340**	**2,338**	**2,410**	**2,378**	**2,555**	2.1%
Total O&M excl EE&DR, Reag, Em	**2,270**	**2,307**	**2,301**	**2,389**	**2,309**	**2,325**	**0.5%**
Fed Excl	48	46	45	47	47	47	
Nucl Amor	13	(17)	17	(10)	(37)	4	
Benchmarked O&M	**2,209**	**2,278**	**2,239**	**2,352**	**2,299**	**2,274**	**0.6%**

 **2009 Capital Budget - $2.088 billion**

Generation Capacity Expansion

Watts Bar Unit 2
Lagoon Creek CC
Gleason CC
Caledonia CT
Brownsville CT
Nuclear/Hydro Uprates

$1,056 million

Clean Air

Bull Run FGD
John Sevier FGD
Kingston FGD
Colbert Units 1-4 SCR
Gallatin Low Cost Nox Control
Shawnee SCR

$232 million

Asset Preservation - $402 million
Transmission - $325 million
Other - $73 million

Capital Projects > $50M by Organization		FY 2009	Project Total
Administrative Services	Enterprise System Program	$ 32,410	$ 85,600
Fossil Power Group	Paradise Fossil Plant Unit 3 Cyclone Replacement	$ 11,143	$ 58,835
	SCR Catalyst Replacement	$ 8,700	$ 155,800
Capacity Expansion	Brownsville CT	$ 25,000	$ 81,000
	Lagoon Creek CC	$ 224,800	$ 396,000
	Gleason CC	$ 70,000	$ 467,000
	Caledonia CT - Construction	$ 21,000	$ 335,000
	Watts Bar Nuclear Plant Unit 2	$ 648,700	$ 2,494,000
Clean Air	Bull Run Fossil Plant FGD	$ 26,900	$ 277,100
	Colbert Fossil Plant Units 1-4 SCR	$ 900	$ 147,400
	Gallatin Fossil Plant Low Cost Nox Control	$ 1,600	$ 62,500
	John Sevier Fossil Plant FGD	$ 13,700	$ 434,600
	Kingston Fossil Plant FGD	$ 112,100	$ 474,400
	Paradise Fossil Plant Unit 3 FGD Addition	$ 300	$ 272,100
	Shawnee Fossil Plant SCR	$ 1,000	$ 388,500
Power System Operations	Rutherford-Williamson-Davidson - Improve Power Supply	$ 82,818	$ 126,369
	Clay, MS, 500-KV Substation - Construct	$ 6,010	$ 54,537
	Bradley 500-KV Substation - Construct	$ 100	$ 62,679
	Cumberland-Montgomery 500-KV TL	$ 518	$ 64,688
	Power System Optimization Project	$ 447	$ 124,761
	Mississippi Transmission Project	$ 5,000	$ 109,000
Nuclear Power Group	Sequoyah Nuclear Plant Unit 2 Steam Generator Replacement	$ 24,354	$ 296,375
	Extended Power Uprate	$ 56,700	$ 168,600
	Browns Ferry Nuclear Plant Turnaround	$ 19,449	$ 58,302
River Operations	Wheeler Units 1-8, Reliability Mods	$ 2,500	$ 50,917
	Watts Bar Units 1-5, Modernize Power Train	$ 572	$ 60,532

TVA Total > $50M	$ 1,396,721	$ 7,614,895
TVA Total < $50M	$ 691,779	
TVA Total	$ 2,088,500	

Asset Preservation

Paradise Cyclone Replacement
SCR Catalyst Replacement
Sequoyah Steam Generator Replacement
Browns Ferry Asset Preservation
Cumberland Cooling Towers
Widows Creek Turbine Replacement
Gallatin Rail Unloading and Blending Facility

Other
Enterprise Systems Projects - $40M
Facilities Projects
Vehicle Purchases
Voice Infrastructure and Architecture
Network Infrastructure and Architecture



Biggest driver of increase in Fixed Cost Rate from 06-09 is the increases in Tax Equivalent Payments and Interest.

Interest increase from FY07-08 is due to AFUDC on Browns Ferry that had been capitalized and change in accounting methodology of AFUDC.

	2004	2005	2006	2007	2008 Forecast	2009 Budget	CAGR
O&M	$2,300	$2,340	$2,338	$2,410	$2,355	$2,456	1.3%
Depreciation	$1,103	$1,132	$1,080	$1,056	$1,153	$1,047	-1.0%
Interest	$1,305	$1,242	$1,191	$1,184	$1,337	$1,339	0.5%
Taxes	$338	$365	$376	$452	$486	$627	13.2%
EE&DR	$0	$0	$0	$0	$23	$99	
Total Fixed Costs	**$5,046**	**$5,079**	**$4,985**	**$5,102**	**$5,354**	**$5,568**	2.0%
Total Fixed Excl. EE&DR	$5,046	$5,079	$4,985	$5,102	$5,331	$5,469	1.6%

D&A Reconciliation to Income Statement	2008 Forecast	2009 Budget
Total Depreciation Above	1,153	1,047
Bellefonte	391	391
ARO Accretion	29	31
Amortization of Capital Leases	6	5
Total D&A on Income Statement	1,579	1,474



Fuel and Purchased Power Expense



2008-09 Changes:
- Coal – Driven by prices
- Gas – Predominantly driven by volume (Southaven)
- Purchased Power – Predominantly driven by price and PPA's (waterfall below)
- Nuclear – Predominantly driven by additional nuclear generation

	2004	2005	2006	2007	2008 Forecast	2009 Budget
Coal	$1,372	$1,592	$1,955	$2,026	$2,312	$3,620
Purchased Power	$460	$700	$1,071	$1,243	$1,567	$1,916
Nuclear	$177	$174	$172	$180	$238	$279
Oil & Gas	$25	$68	$65	$49	$180	$487
Total Fuel and Purchased Power	**$2,034**	**$2,534**	**$3,263**	**$3,498**	**$4,297**	**$6,302**

	2008	2009
Fuel & Purchased Power Above	$ 4,297	$ 6,302
Fuel Handling	77	68
Cumberland Hydro	9	9
FCA Deferral/Amortization	(103)	281
Model Reconciliation	(9)	(7)
Total Fuel & PP on Income Stmt	$ 4,271	$ 6,652





Financial Statements

 **Summary Statements of Cash Flows**

(in millions)	2008 Forecast	2009 Budget
Cash from Operations	$ 1,879	$ 2,399
Base Capital Projects	(609)	(542)
Clean Air Capital	(314)	(232)
Capacity Expansion	(1,109)	(1,314)
Nuclear Fuel Capital	(256)	(410)
AFUDC	(19)	(56)
Other Investing Activities	28	(8)
Total Investing Activities	(2,279)	(2,563)
Existing Debt-Like Obligation Reduction	(648)	(685)
Capacity Expansion Financing	761	907
Other Cash (Uses)/Sources	(54)	(57)
Total Financing Activities	59	164
Net Change in Cash	(341)	0
Beginning Cash Balance	165	(175)
Ending Cash Balance	$ (175)	$ (175)
Gap to $200M target cash balance	$ (375)	$ (375)

 **Drivers of Cash Flow Shortfall**

(in millions)

	FY08/09
Working Capital/Inventory	(260)
Purchased Power Agreements	(50)
EE&DR	(65)
Total Cash Shortfall	**$ (375)**

 **Working Capital / Inventory**

Working Capital



Customer Payment – 30 days

Coal, Purchased Power,
Gas Payment – 15 days

Average 15 day Cash Gap

Inventory

   Average delivered coal price up 58% over FY08

   Average 25 days of coal inventory

 **Cash Shortfall Recommendation**

Short-term borrowing of $375 million in 2008 to cover cash shortfall

Base rate increase in 2009 expected to recover $275 million of cash shortfall

Remaining $100 million of 2008-09 cash shortfall will be managed through short-term borrowing in 2009 and recovered in rates in 2010

 # Summary Statements of Cash Flows

including rate adjustment

(in millions)	2008 Forecast	2009 Budget
Cash from Operations	$ 1,879	$ 2,674
Base Capital Projects	$ (609)	$ (542)
Clean Air Capital	$ (314)	$ (232)
Capacity Expansion	$ (1,109)	$ (1,314)
Nuclear Fuel Capital	$ (256)	$ (410)
AFUDC	$ (19)	$ (56)
Other Investing Activities	$ 28	$ (8)
Total Investing Activities	$ (2,279)	$ (2,563)
Existing Debt-Like Obligation Reduction	$ (648)	$ (685)
Additional short-term borrowing	$ 375	$ (275)
Capacity Expansion Financing	$ 761	$ 907
Other Cash (Uses)/Sources	$ (54)	$ (57)
Total Financing Activities	$ 434	$ (111)
Net Change in Cash	$ 35	$ 0
Beginning Cash Balance	$ 165	$ 200
Ending Cash Balance	$ 200	$ 200



DAR – Deferred Account Rate: Reconciles prior quarter's FCA amounts to actuals.

 **National Rate Pressures**

 *- May 7, 2008*
Expect a jolt when opening the electric bill

 *- May 27, 2008*
Supply-demand imbalance boosts oil prices

THE WALL STREET JOURNAL. *- June 24, 2008*
Coal producers struggle to meet demand

The Virginian-Pilot *- June 25, 2008*
Dominion's 18 percent increase likely only the beginning

USA TODAY *- June 16, 2008*
Price jolt: Electricity bills going up, up, up

The COMMERCIAL APPEAL *- July 28, 2008*
Entergy Urges Electricity Conservation in Passing Along 28 Percent Rate Increase

U.S. electric utilities are seeing rate increases up to 30%

12

The top four:

23% + 12 percent (2 proposals) - Appalachian Power

29% Allegheny/Potomac – proposed

28% Entergy Mississippi - approved

18% Dominion – approved

(See Backup Slides for more detail on utility rate increases)

Monthly Bill Comparisons



1,000 kWh per Month Residential Service
TXU $177
Reliant $176
Entergy Louisiana $140
Entergy Mississippi $133
Entergy Gulf States $128
So Carolina Elec & Gas $122
Florida Power & Light $119
Duke Energy Ohio $116
Columbus Southern $113
Progress Carolinas $113
Alabama Power $112
Average TVA Distributor 106
Georgia Power $101
Ohio Power $95
Kentucky Utilities $81
Louisville Gas & Electric $79
Current Rates
Proposed for Sep 08
Proposed for Nov 08
Proposed for Jan 09
Approved, Eff. Jan 09
Oct 1 Rate Increases
$0
$20
$40
$60
$80
$100
$120
$140
$160
$180
Includes customer charges, but excludes taxes
Annual averages calculated for those with seasonal rates

- Includes customer charges & excludes taxes
- Uses annual average
- Assumes $275M cash recovery in FY09



2009 Budget Summary

 **Operating Budget Expenses**

(millions of dollars)

Operating Expenses

Fuel & Purchased Power	(6,650)
Operation, Maintenance, & Other	(2,555)
Interest and Other	(1,306)
Tax Equivalents	(627)
Subtotal	(11,138)

 **2009 Operating Budget Summary**

Total Operating Budget expenses of $12.613 billion
(fuel, purchased power, O&M, interest and other expenses
of $11,138 billion)

Fuel and purchased power increasing $2.380 billion due to
price increases for coal, natural gas and power purchases

Productivity improvements of $95 million to hold
non-fuel O&M costs essentially level from 2008 to 2009

Cash shortfall of $375M in 2008-09 primarily due to working
capital, non-FCA purchased power expense and EE/DR
program

 Recommendation

Request the TVA Board approve the 2009 budget including:

2009 Operating Budget of $12.613 billion including the contracting plans for fossil fuel, purchased power and nuclear fuel

2009 Capital Budget of $2.088 billion (Base, Capacity Expansion and Clean Air) including those projects requiring land acquisition

> Projects greater than $50 million will be reviewed by the FSRA Committee

A rate adjustment of $2.05/MWh on the average wholesale firm base rate